Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Keane Group, Inc.:

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated and combined balance sheets of Keane Group, Inc. as of December 31, 2018 and 2017, and the related consolidated and combined statements of operations and comprehensive income (loss), changes in owners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Post-Effective Amendment No. 3 to the Registration Statement on Form S-3.

/s/ KPMG LLP

Houston, Texas

April 2, 2019